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                    September 16, 2020

       Charlie Uchill
       Board Member and COO
       CERES Coin LLC
       c/o CM Solutions LLC
       39W462 Baert Lane
       St. Charles, IL 60175

                                                        Re: CERES Coin LLC
                                                            Amendment No. 3 to
Offering Statement on Form 1-A
                                                            Filed August 24,
2020
                                                            Amendment No. 4 to
Offering Statement on Form 1-A
                                                            Filed August 27,
2020
                                                            File No. 024-11256

       Dear Mr. Uchill:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you
       provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 30, 2020 letter.
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin    LLC
Comapany 16,
September NameCERES
               2020    Coin LLC
September
Page 2    16, 2020 Page 2
FirstName LastName
Amendment No. 3 to Form 1-A filed August 24, 2020

Article IX Management's Discussion and Analysis of Financial Condition and Results of
Operations
Current Operating Results, page 100

1. We note your revised disclosure on page 101 that since inception and through the date hereof, the Company has incurred expenses in excess of $250,000 compared to your financial statements beginning on page F-1/A, which indicate that the Company has incurred only $229,950 in expenses through December 31, 2019. Please explain and revise your disclosure as necessary.
Article XIV Securities Being Offered, page 114

2. We note your response to comment 4, as it relates to your accounting for the Coins, appears to rely on the guidance in ASC 480-10, which provides direction on how to classify and measure certain financial instruments with characteristics of both liabilities and equity. In order to more fully understand your thought process in arriving at this guidance, please tell us if you believe the Coins have the general characteristics of a liability. In other words, tell us how you considered whether the Coins met the definition of a liability in paragraphs 35 to 40 of CON 6. In your response, please clarify for us whether coin purchasers will have a legal right to the cash transferred to the Company other than through the put option.
3. We note your response to comment 4 that the put option granted to the Coin owner, which is the mechanism for redemption, immediately indicates that treatment of the Coins as a liability is appropriate. In order to more fully understand this conclusion, please demonstrate to us why the put option makes the instrument mandatorily redeemable as defined in the glossary at ASC 480-10-20 as opposed to conditionally redeemable in which case one must assess at each reporting period to determine whether circumstances have changed such that the instrument meets the definition of a mandatorily redeemable instrument (i.e., the event is no longer conditional). Refer to ASC 480-10-25-5 through
         25-7.
4. We note your response to comment 4, as it relates to your accounting for the Coins, that the Company intends to account for the Distributable Transaction Fees owed to the Coin holders as either an expense or a contra-revenue account. Please clarify which of these two options the Company plans to apply with reference to the specific accounting guidance relied upon to support your position.
5. We note your response to comment 4 as it relates to your accounting for the Tokens.
         Please address the following:

                Your response seems to indicate that you intend to account for the tokens as revenue in accordance with ASC 606. However, later in your response you state that FASB
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin    LLC
Comapany 16,
September NameCERES
               2020    Coin LLC
September
Page 3    16, 2020 Page 3
FirstName LastName
              ASC 325-40-20 supports a conclusion that the Tokens would be a debt security.
              Please clarify whether you intend to account for the Tokens as revenue or as a debt
              security, including the specific accounting guidance relied upon to support your
              conclusion.

                It appears from your disclosure that Token holders have certain rights in liquidation.
              Tell us how you these liquidation rights factored into your conclusions with respect to the accounting for the Tokens. In your response, clarify for us whether the liquidation rights are an indicator that an accounting treatment such as stock, preferred stock or liability would be appropriate.

                To the extent you intend to account for the Tokens as revenue in accordance with
              ASC 606, please identify the customer(s) and the contract(s) as defined and contemplated in ASC 606. Reference is made to ASC Topic
606-10-25.

                Tell us, in greater detail, why you believe contra-revenue is the most appropriate treatment for the cash flows / distributions owed to Token holders and provide the specific accounting guidance relied upon to support your conclusion.
4. Private Investment Agreements, page F-1

6. We note your response to comment 10, and the fact that your conclusions are based in part on the fact that the CERES Tokens do not exist as of the balance sheet date (i.e,.
         12/31/19). In order to fully understand how you will account for the conversion option
         included in the Private Investment Agreements (   PIAs   ), which
could eventually include
         the option of converting into cash or Tokens, please provide us with a more detailed analysis of whether the conversion feature is an embedded derivative. In preparing your response, please address the following:

                As it relates to the conversion feature, explain to us, in greater detail, what is meant
              by the phrase    mandatory one-time option    to convert to cash
or tokens. In your
              response please explain how the conversion feature is designed to operate and the optionality that exists for the holder.

                Explain to us, in detail and with reference to the applicable accounting literature, how the conversion feature, which converts to Tokens, is clearly and closely related to the
              PIAs (which is a liability).

                Provide us with a robust analysis of whether the separate instrument would meet the definition of a derivative under ASC 815-10-15-83, particularly focusing on whether the instrument provides for net settlement.
 Charlie Uchill
CERES Coin LLC
September 16, 2020
Page 4
Article XV Financial Statements
Statement of Cash Flows, page F-1

7. We note your response to comment 8, and your disclosure on page F-1F, that for the year ended December 31, 2019, CM Solutions LLC applied proceeds from PIA investments to
         Company accrued expenses in the amount of $222,168 and that the remaining balance owed to the Company of $7,752 was included in the net write-off of the residual intercompany balances at December 31, 2019. Your response states that these figures are demonstrated in the reconciliation charts provided in your response dated August 24,
         2020, however we were unable to calculate these amounts given the information presented. Please explain and provide us with a reconciliation highlighting the figures that make up the $222,168 of proceeds that were applied and showing us how the $7,752 was calculated.. If necessary, please revise your disclosure of non-cash activities on page
         F-1F to be consistent with the reconciliation provided in your response.
Notes to Financial Statements
3. Related Parties, page F-1

8. We note your response to comment 9 that per revised footnote #3 as of December 31,
         2018 the Company owed CoolMellon $96,508 and was owed $153,206 from CM Solutions LLC. However, in footnote #3 on page F-1J, your disclosure states that as of
         December 31, 2018, the Company owed CoolMellon LLC $173,223 and was owed
         $229,920 by CM Solutions LLC. Please explain and if appropriate, revise footnote#3 to be consistent with your response to comment 9.
       You may contact Ben Phippen at (202) 551-3697 or Melissa Rocha at (202) 551-3854 if
you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or Dietrich King at (202) 551-8071 with any other questions.



FirstName LastNameCharlie Uchill                               Sincerely,
Comapany NameCERES Coin LLC
                                                               Division of
Corporation Finance
September 16, 2020 Page 4                                      Office of
Finance
FirstName LastName